Mail Stop 4561

December 11, 2007

Mr. Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.
2015 Washtenaw Avenue
Ann Arbor, Michigan 48104

> **RE:    University Bancorp, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-16023**

Dear Mr. Fortson:

　　We have reviewed your response letter dated November 26, 2007 and have considered the supplemental information provided by the company.  We have the following additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 44

1.　　Please provide us with your draft disclosure expanding note 1 and the related discussion on page 8 of your Form 10-KSB to describe the company's products that comply with Islamic (Sharia'a) law, specifically FDIC-insured deposits and home financings similar to the proposed disclosure appearing in your response to comments 2, 8 and 9 of our letter dated October 2, 2007.

Item 8A. Controls and Procedures, page 65

2.　　Please provide us with your draft disclosure of Item 8A to be included in your December 31, 2006 Form 10-KSB/A.  Your disclosure should comply with Items 307 and 308 of Regulation S-B and address comment 3 of our letter dated August 21, 2007 and comments 4, 5 and 6 of our letter dated October 2, 2007.

Exhibits 31.1 and 31.2
Section 302 Certifications

3.      We note your response to comment 7 of our letter dated October 2, 2007 and your
        proposed revised disclosure to your Section 302 Certifications.  Your proposed disclosure
        does not specify the certifying individual or the periodic report reviewed nor is dated and
        signed.  Furthermore, your proposed disclosure inappropriately includes the introductory
        language in paragraph 4 and paragraph 4(b) referring to internal control over financial
        reporting.  Please provide us with your draft disclosure of your Section 302 Certifications
        to be included in your December 31, 2006 Form 10-KSB/A addressing all of the above
        issues.  Also refer to comment 4 of our letter dated August 21, 2007 and comment 7 of
        our letter dated October 2, 2007.


Form 10-QSBs for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
Item 3. Controls and Procedures

4.      Please provide us with draft disclosure of Item 3 to be included in your March 31, 2007
        and June 30, 2007 Form 10-QSB/As.  Your disclosure should comply with Items 307 and
        308 of Regulation S-B and address comment 3 of our letter dated August 21, 2007 and
        comments 4, 5 and 6 of our letter dated October 2, 2007.

Exhibits 31.1 and 31.2
Section 302 Certifications

5.      We note your response to comment 7 of our letter dated October 2, 2007 and your
        proposed revised disclosure to your Section 302 Certifications.  Your proposed disclosure
        does not specify the certifying individual or the periodic report reviewed nor is dated and
        signed.  Furthermore, your proposed disclosure inappropriately includes the introductory
        language in paragraph 4 and paragraph 4(b) referring to internal control over financial
        reporting.  Please provide us with draft disclosure of your Section 302 Certifications to
        be included in your March 31, 2007 and June 30, 2007 Form 10-QSB/As addressing all
        of the above issues.  Also refer to comment 4 of our letter dated August 21, 2007 and
        comment 7 of our letter dated October 2, 2007.

\*\*\*\*\*\*\*\*\*\*

Please respond to these comments within 10 business days or tell us when you will respond. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3697 if you have questions.

Sincerely,


Benjamin Phippen
Reviewing Accountant